SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For: February 6, 2007	Commission File Number: 1-15226

ENCANA CORPORATION
(Translation of registrant’s name into English)
1800, 855 – 2nd Street SW
Calgary, Alberta, Canada T2P 2S5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DOCUMENTS FILED AS PART OF THIS FORM 6-K
See the Exhibit Index to this Form 6-K.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 6, 2007

ENCANA CORPORATION (Registrant)
By:	/s/ Linda H. Mackid
	Name:	Linda H. Mackid
	Title:	Assistant Corporate Secretary

Form 6-K Exhibit Index

Exhibit No.

99.1	“Notice of Annual and Special Meeting of Shareholders and Notice of Record Date”

EnCana Corporation
EnCana on 8th	tel: (403) 645-2000
1800 855 2nd Street SW
PO Box 2850
Calgary AB Canada T2P 2S5	www.encana.com

February 6, 2007

To:	Alberta Securities Commission	Securities Commission of Newfoundland
	British Columbia Securities Commission	and Labrador
	Saskatchewan Securities Commission	Nova Scotia Securities Commission
	The Manitoba Securities Commission	Prince Edward Island Securities Office
	Ontario Securities Commission	Registrar of Securities, Northwest Territories
	Autorité des marchés financiers	Registrar of Securities, Nunavut
	New Brunswick Securities Commission	Registrar of Securities, Yukon

cc:	Toronto Stock Exchange (via SEDAR)
New York Stock Exchange, Inc. (via fax)
The Canadian Depository for Securities Ltd. (via fax)

Re:	EnCana Corporation
Notice of Annual and Special Meeting of Shareholders
and Notice of Record Date

     We advise the following with respect to the upcoming Annual and Special Meeting of Shareholders of EnCana Corporation:

1.	Meeting Type	Annual and Special
2.	Securities Entitled to Receive Notice of & Vote at the Meeting	Common Shares
3.	CUSIP Number	292505 104
4.	ISIN Number	CA292505 104 7
5.	Record Date for Notice & Voting	Monday, March 5, 2007
6.	Beneficial Ownership Determination Date	Monday, March 5, 2007
7.	Meeting Date	Wednesday, April 25, 2007
8.	Meeting Location	Calgary, Alberta

Per:	“Kerry D. Dyte”
Kerry D. Dyte, Corporate Secretary